Offering Statement for Shark Wheel, Inc. ("Shark Wheel")

Shark Wheel, Inc. ("Shark Wheel" the "Company," "we," or "us"), a Delaware Corporation incorporated on October 24th, 2012, is holding the following offering:

Shark Wheel, Inc. is offering securities in the form of convertible notes. A convertible note is a debt instrument used by emerging growth companies and startups that converts into equity during a future funding round or upon a merger, acquisition, or public listing, typically offering investors a discount and/or valuation cap to determine their share allocation. Below are the terms of the convertible note:

Type of Security: Convertible Promissory Notes (the "Notes")
Minimum Raise Amount: $10,000
Maximum Raise Amount: $4,300,000
Maturity Date: September 10, 2029
Discount: 5%
Interest Rate: 6.0% simple, computed on a 365-day year
Valuation Cap: $60,000,000

Conversion and Repayment:

a. **Conversion upon Qualified Financing.** In the event that the Company issues and sells shares of its equity securities ***("Equity Securities")*** to investors (the ***"Investors")*** while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 ($1 Million) (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a ***"Qualified Financing"),*** then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.95, and (ii) the quotient resulting from dividing $60,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of

equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the ***"Conversion Price")*** is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

b. **Change of Control.** In the event the Company consummates a Change of Control while this Note remains outstanding, the outstanding principal and any unpaid accrued interest shall, at the election of the **Holder,** either (i) be repaid in cash in full, or (ii) convert into the Company's equity securities at the applicable conversion price set forth in this Note. The determination made by the Holder shall be binding on all holders of Notes. For purposes of this Note, a "Change of Control" means (a) any consolidation or merger of the Company with or into another entity (other than one in which the Company's existing stockholders continue to hold a majority of the voting power), (b) any transaction or series of related transactions in which more than 50% of the Company's voting power is transferred, or (c) a sale or other disposition of all or substantially all of the Company's assets. For purposes of this Note, a ***"Change of Control"*** means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in

connection with payment procedures established in connection with such Change of Control.

c. **Procedure for Conversion.** In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

d. **Interest Accrual.** If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.**Bonuses:**

Bonus Shares

All bonuses are issued as additional Investor Units in Shark Wheel SPV, LLC, the SPV that holds the Convertible Note. Each bonus unit represents an additional $1.00 of Note principal. Investors receive one Time-Based bonus and one Amount-Based bonus (if eligible), plus the Loyalty Bonus (if eligible), and these are added together. Bonus units are issued at the closing in which the investment is accepted.

Time-Based Incentives:

Super Early Bird: Invest within the first 2 weeks of this Regulation Crowdfunding offering and receive 5% bonus Investor Units.
Early Bird Bonus: Invest during weeks 3–4 of this Regulation Crowdfunding offering and receive 3% bonus Investor Units.
Last Chance Bonus: Invest during weeks 5–6 of this Regulation Crowdfunding offering and receive 2% bonus Investor Units.

Amount-Based Incentives:

Tier 1: Invest $1,000–$4,999 and receive 1% bonus Investor Units.
Tier 2: Invest $5,000–$9,999 and receive 2% bonus Investor Units.
Tier 3: Invest $10,000–$24,999 and receive 3% bonus Investor Units.
Tier 4: Invest $25,000+ and receive 5% bonus Investor Units.

Loyalty Bonus:

Existing Investors receive 1% bonus Investor Units.

Example: An existing investor who invests $10,000 in week 1 receives 5% + 3% + 1% = 9% bonus Investor Units, for a total of 10,900 Investor Units.

**Investors can only receive one (1) amount-based incentive and (1) time-based incentive per investment.*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.*

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

****fractional shares will be rounded up

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Shark Wheel, Inc., the name of the SPV is Shark Wheel SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Shark Wheel SPV, LLC, and Shark Wheel SPV, LLC will, in turn, use your money to invest in Shark Wheel, Inc. Hence, Shark Wheel SPV, LLC will be reflected as one investor in Shark Wheel, Inc.

Shark Wheel, Inc. believes this structure will make it easier to raise additional capital in the future, because the Offering will leave the Company with a single noteholder rather than many and, if the Notes convert into equity, a single holder on its capitalization table.

Shark Wheel SPV, LLC will conduct no business other than to invest in Shark Wheel, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money, and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Shark Wheel SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Shark Wheel, Inc. is a corporation, you will be an owner of Shark Wheel SPV, LLC, which is a limited liability company treated as a partnership for federal income tax purposes. Hence, you will receive an IRS Schedule K-1 from Shark Wheel SPV, LLC for tax reporting purposes. Interest on the Notes accrues at 6.0% per year but is not paid in cash while the Notes are outstanding. Your share of that accrued interest will be reported to you as taxable income each year, even though you receive no cash distribution, and you should be prepared to pay any resulting tax from other sources. You should consult your own tax advisor.

All the information about "the Company" in this Form C refers to Shark Wheel, Inc., not to Shark Wheel SPV, LLC, unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Shark Wheel SPV, LLC, not in the Company directly. You will receive an interest in Shark Wheel SPV, LLC called "Investor Units," while Shark Wheel SPV, LLC will receive a Convertible Promissory Note issued by the Company (the "Note"). Each Investor Unit corresponds to $1.00 of principal of the Note, and you will receive one Investor Unit for each $1.00 you invest, plus any bonus Investor Units you earn under the bonus program described in this Form C.

If the Note converts into shares of the Company's stock, the number of Investor Units will automatically be adjusted to equal the number of shares Shark Wheel SPV, LLC receives, and your Investor Units will be adjusted in the same proportion. Your percentage interest in Shark Wheel SPV, LLC will not change as a result. If principal of the Note is repaid, Shark Wheel SPV, LLC will distribute the repayment to investors and redeem a corresponding number of Investor Units. Interest that accrues on the Note does not create additional Investor Units; it is realized when the Note converts or is repaid.

The governing documents of Shark Wheel SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Units to be issued to you, are intended to put you in the same economic position as if you had purchased the Notes directly from the Company.

Voting, Consents, and Investor Instructions

No proxy. You will not grant any proxy or power of attorney over how Shark Wheel SPV, LLC votes, consents, or otherwise acts with respect to the securities it holds. Neither the Company nor any of its officers will have discretion to vote or act on your behalf with respect to those securities.

When your instructions are required. The Notes do not carry voting rights while outstanding. However, the terms of the Notes require the consent of the holder for certain matters, including amendments to the Notes, waivers, extensions of the maturity date, and any prepayment. If the Notes convert into shares of the Company's stock, those shares may carry voting rights, and the Company may conduct tender offers, exchange offers, or similar transactions.

How instructions work. In each of these cases, Shark Wheel SPV, LLC will ask investors for instructions and will act only in accordance with the instructions it receives, as required by Rule 3a-9 under the Investment Company Act of 1940 and Section 5.1.4 of the Limited Liability Company Agreement (EXHIBIT G). Shark Wheel SPV, LLC will vote or act only on the portion of its holdings that corresponds to Investor Units for which it receives timely instructions, and in the proportions instructed. Investor Units for which no instruction is received will not be voted or counted, and your silence will not be treated as a vote for or against any matter. As a result, if investors do not respond, a matter requiring approval by a specified percentage of the Notes or of the Company's securities may not receive enough votes to pass.

Who asks for instructions. The Company, as Manager of Shark Wheel SPV, LLC, is responsible for soliciting and recording instructions. PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding does not act as manager, administrator, trustee, or fiduciary of Shark Wheel SPV, LLC.

Management of the SPV. Shark Wheel SPV, LLC is managed by Shark Wheel, Inc. as its Manager. The Manager handles day-to-day administration: maintaining records, delivering disclosures, making distributions, and preparing tax filings. The Manager's authority does not extend to voting or consenting with respect to the securities Shark Wheel SPV, LLC holds. Investor Units carry one hundred percent (100%) of the economic rights in Shark Wheel SPV, LLC. Investors do not participate in managing it, but investors holding a majority of the Investor Units may replace the Manager. The single Manager Unit held by the Company at formation is cancelled when the first Investor Units are issued, so Investor Units are the only class of interest outstanding.

Your right to assert claims. You may direct Shark Wheel SPV, LLC to assert, on your behalf, any right under state or federal law that you would have had if you had purchased the Notes directly from the Company.

The minimum individual investment amount for this Offering is $250.00 (the “Minimum Individual Purchase Amount”). The Company must reach a target offering amount of $10,000 (the “Target Offering Amount”) by Fenruary 28, 2027 (the “Offering Deadline”). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not

invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND

HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the companies SEC filings here:

https://sharkwheel.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Shark Wheel, Inc.

27285 Las Ramblas, STE 220, Mission Viejo, CA 92691

Eligibility

The following are true for Shark Wheel, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
Yes, Shark Wheel did not file an annual report in time, but has since completed the filing and are in compliance again.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Zack Fleishman: CEO

Mr. Zack Fleishman's primary position is with the issuer.

Employee Background

A former ATP Tour pro player for 10 years. No stranger to hard work, sacrifice and success. He handles all day-to-day business duties, including patents, business development, licensing deals and much more.

3-Year Work History

Shark Wheel, Inc. | COO | April 2012 – November 2022

Shark Wheel, Inc. | CEO | November 2022 – present

Shark Wheel Agriculture | CEO | Feb 2020 – present

<u>Employee Name and Title</u>

Gary Fleishman: President

Mr. Gary Fleishman's primary position is with the issuer.

Employee Background

Gary has management & business expertise in running companies for over 35 years. He has served as the Senior Vice-President & Regional Manager for the world's largest real estate company. He is involved in all Shark Wheel dealings, but not on payroll.

3-Year Work History

Shark Wheel, Inc. | President | 2012 – present

Realty One Group United | VP/Regional Manager | Apr 2023 – present

Employee Name and Title

Bill Ellison: COO

Mr. Ellison's primary position is with the issuer.

Employee Background

More than 25+ years of extensive experience, leading to reduced costs, increased profits, and improved processes Comprehensive experience in directing operations within diverse industries. Visionary leadership and talent for evaluating organizational needs and identifying areas for improvement. Develop and execute action plans that drive overall operational efficiency while reducing costs, as well as raising revenue and profitability. Successful track record of cutting costs and excellence in financial stewardship. Helps develop Shark Wheel's strategy, AI infrastructure, eCommerce, financial structure, and sales.

3-Year Work History

Shark Wheel, Inc. | COO | May 2026 - Present
Cadiz Capital Holdings, LLC | President | Jan 2015 - present

Employee Name and Title

Mel Paul: Fractional CFO

Mr. Paul's fractional position is with the issuer.

Employee Background

Melvin G. Paul is the Chief Financial Officer of Shark Wheel, Inc., the Southern California company known for its innovative sine-wave wheel design across skate, sporting goods, and industrial applications. He stepped into the CFO role in the summer of 2026, bringing more than two decades of accounting, audit, and financial leadership to a company built on reinventing a product that had not meaningfully changed in decades.

In 2025, Melvin co-founded Calculated and Composed LLC, a firm that pairs fractional financial

leadership with operations administration for small businesses. There he delivers CFO and Controller services, audit readiness, and financial operations support, giving mission-driven organizations senior-level expertise.

For several years, Melvin served as a fractional CFO, Controller and Accounting Consultant at Curucaye LLC, where he built financial infrastructure for small and growing businesses. His work spanned financial reporting and analysis, design and implementation of internal controls, budgeting, forecasting, reconciliations, and cash management across a range of industries. He was also a practical adopter of AI tools, using them to streamline workflows and improve both the speed and accuracy of reporting.

That work rests on a deep technical foundation. Melvin holds a Bachelor of Science in Accounting from the University of Delaware's Alfred Lerner College of Business and Economics.

3-Year Work History

Shark Wheel, Inc. | Fractional CFO | May 2026 - Present
Curucaye, LLC | CFO | May 2020 – Present
Calculated & Composed, LLC | Co-Founder and Principal | Jan 2026 - Present

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Gary Fleishman

Securities

3,768,888 shares

Security Class

Class A Common Stock

Voting Power
50%

Percentage Ownership
18.86%

Principal Security Holder Name

Zack Fleishman

Securities

3,187,980 shares

Security Class

Class A Common Stock

Voting Power
50%

Percentage Ownership
15.95%

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Business Background

Shark Wheel, Inc. (“Shark Wheel” or the “Company”) is a California-based wheel technology company focused on developing, manufacturing, and commercializing proprietary wheel designs for consumer, agricultural, industrial, and other applications. The Company was founded around the development of a patented wheel geometry based on a three-dimensional sine-wave design. Unlike a conventional circular wheel, the Shark Wheel incorporates a wave-like profile that is designed to combine characteristics of a narrow and wide wheel as it moves across different surfaces. The Company’s technology is intended to provide performance characteristics including traction, rolling efficiency, obstacle handling, durability, and reduced rutting in certain applications.

The underlying technology was developed by inventor David Patrick, whose work with three-dimensional sine-wave geometry led to the development of the Shark Wheel. The Company initially commercialized the technology through the skateboarding and longboarding markets, where the product gained exposure through competitive use, consumer sales, and the Company’s appearance on ABC’s *Shark Tank*. Over time, Shark Wheel expanded its product development efforts beyond recreational wheels and began applying its technology to agricultural and industrial applications. The Company has described this transition as a move from primarily an R&D-focused business toward a broader commercial sales and product company.

The Company has developed intellectual property around its wheel designs and has pursued applications in multiple industries where wheel performance may provide a competitive or operational advantage. Shark Wheel's current product categories include skateboard and longboard wheels, complete skateboards and electric longboards, surfskate products, roller-skate wheels, accessories, and industrial applications. The Company is also developing additional applications for its technology, including agricultural and material-handling products.

Business Model

Shark Wheel operates through a combination of direct-to-consumer product sales, business-to-business sales, OEM relationships, and potential licensing opportunities. In its consumer business, the Company sells Shark Wheel-branded wheels and complete products directly through its online store, including skateboard wheels, longboard wheels, electric longboards, complete boards, roller-skate wheels, accessories, and related products. The Company also sells through third-party distributors and retail channels.

The Company's longer-term strategy is to leverage its underlying wheel technology across multiple industries rather than relying exclusively on the skateboarding market. The Company has identified opportunities in agriculture, material handling, luggage, medical equipment, industrial carts, printing equipment, and other applications where the characteristics of its wheel

design may provide advantages over conventional wheels. In these markets, Shark Wheel may generate revenue through direct product sales, OEM relationships, distribution arrangements, and licensing or other commercial partnerships. The Company's prior business plan described a strategy of acting as an OEM supplier and pursuing licensing opportunities across industries that use standardized wheel sizes and applications.

This multi-market approach is intended to allow the Company to apply a common underlying technology across multiple end markets. For example, a wheel design developed for one application may be adaptable to other products that use similar wheel dimensions or performance characteristics. The Company believes this provides opportunities to develop multiple revenue streams from its existing intellectual property and engineering work.

Products and Technology

The Company's primary intellectual property is its proprietary Shark Wheel geometry. The design incorporates a three-dimensional sine-wave profile rather than a conventional circular wheel. According to the Company, this configuration allows the wheel to change its effective contact characteristics while in motion, providing a combination of properties associated with both narrower and wider wheels. The Company has conducted laboratory, university, third-party, and real-world testing of aspects of the technology and has reported performance advantages in areas including rolling resistance, longevity, rebound, obstacle avoidance, abrasion resistance, and off-road performance.

The Company has commercialized the technology in the recreational market through multiple wheel sizes, formulas, and configurations. Its current consumer portfolio includes skateboard and longboard wheels, electric longboards, complete skateboards, surfskates, roller-skate wheels, and related accessories.

Shark Wheel has also developed products intended for agricultural applications. Its SWIFT agricultural wheel is an airless wheel designed for irrigation equipment and intended to reduce soil rutting while providing traction and eliminating the possibility of conventional tire flats. The Company reports that the agricultural product has undergone multiple years of development and testing and that its agricultural division has progressed into commercial sales.

The Company has continued to develop additional applications of its technology, including wheelchair wheels and pallet-jack wheels.

Market Opportunity

Shark Wheel operates in multiple large and established markets rather than relying on a single end-use category. Its existing consumer products participate in the skateboarding, longboarding, roller-skating, and personal mobility markets, while its developing products target agricultural, industrial, material-handling, medical, luggage, and other commercial applications.

The Company's opportunity is based on applying its wheel technology to applications where wheel performance can affect operating efficiency, durability, traction, maneuverability, soil

impact, or user experience. Agriculture represents one such opportunity. Traditional pneumatic wheels used on certain agricultural equipment can create significant soil ruts and are susceptible to punctures and flats. Shark Wheel has developed airless agricultural wheels intended to address these issues while maintaining traction and load-bearing characteristics.

The industrial and commercial opportunity is broader and includes applications such as pallet jacks, carts, luggage, medical equipment, printing equipment, forklifts, and other equipment that relies on wheels for movement. Because many of these applications utilize standardized wheel dimensions, the Company believes that its existing technology can potentially be adapted across multiple product categories without requiring an entirely new underlying wheel architecture for each market.

The Company's strategy is therefore not limited to increasing sales of its existing skateboarding products. Instead, management intends to expand the number of industries and applications incorporating Shark Wheel technology and to pursue commercial relationships with larger manufacturers, distributors, and other strategic partners.

Traction and Commercial Development

Shark Wheel has progressed from an R&D-focused company into a business with commercial products and revenue across multiple product categories. According to the Company's current offering materials, Shark Wheel generated approximately $9 million in gross revenue during 2023 and 2024 combined.

The Company's consumer business has provided a commercial foundation for the broader technology platform. Shark Wheel products have received exposure through ABC's *Shark Tank*, the Discovery Channel, FOX, FedEx advertising, and other media. The Company has also reported relationships and commercial activity involving large brands and organizations, including Bridgestone-Firestone, Harley-Davidson, Samsonite, the PGA Tour, and others.

The Company has also made progress commercializing its agricultural technology. Shark Wheel previously received three National Science Foundation Small Business Innovation Research (“SBIR”) grants totaling approximately $1.1 million for development of its agricultural wheel technology, including a $225,000 Phase I award, a $724,313 Phase II award, and a $150,000 Phase IIb award. The Company subsequently began commercializing its agricultural wheel products and reported sales involving an industry leader, a Fortune 500 company, and other distributors.

More recently, the Company has expanded its product development pipeline to include additional industrial and agricultural applications. These efforts include wheelchair wheels, pallet-jack wheels, and other products currently under development. The Company believes that these products provide opportunities to expand revenue beyond its historical consumer business.

Intellectual Property and Competitive Position

Shark Wheel's competitive position is based primarily on its proprietary wheel geometry, associated intellectual property, product development experience, and accumulated testing and commercialization experience. The Company has developed and patented its sine-wave wheel technology and has sought to establish applications for the technology across multiple industries.

The Company believes that its intellectual property and accumulated R&D provide a barrier to entry for competitors seeking to replicate its wheel design and performance characteristics. In addition to its intellectual property, the Company has developed manufacturing specifications, product designs, testing data, customer relationships, and market knowledge through its years of product development and commercialization.

The Company competes with traditional circular wheels and tires as well as other specialized wheel manufacturers. In many of its target markets, competitors have greater financial resources, manufacturing capacity, distribution networks, brand recognition, and established customer relationships. The Company's ability to expand into new markets will depend on its ability to demonstrate the performance and economic benefits of its products, secure commercial relationships, scale manufacturing, and generate sufficient demand.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€“ it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount Offered	$10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	N/A – Convertible Note
Maximum Amount Offered	$4,300,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	N/A – Convertible Note
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250.00
Offering Deadline	February 28, 2027
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Shark Wheel, Inc.("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF, a $1,500 SPV setup fee, $2,500 after the first disbursement. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000.00 and $4,300,000.00 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000.00 , we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000.00 , any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the “Use of Proceeds” section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$490.00	4.90%	$210,700.00
Operations/Inventory	95.10%	$9,510.00	56.10%	$2,412,300.00
Research & Development	0.00%	$0.00	7.00%	$301,000.00
Tooling	0.00%	$0.00	4.00%	$172,000.00
Marketing	0.00%	$0.00	11.00%	$473,000.00
Loan Repayment	0.00%	$0.00	15.00%	$645,000.00
Intellectual Property	0.00%	$0.00	2.00%	$86,000.00
Total	**100%**	**$10,000**	**100%**	**$4,300,000.00**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Shark Wheel, Inc. is offering securities in the form of convertible notes. A convertible note is a debt instrument used by emerging growth companies and startups that converts into equity during a future funding round or upon a merger, acquisition, or public listing, typically offering investors a discount and/or valuation cap to determine their share allocation. Below are the terms of the convertible note:

Type of Security: Convertible Promissory Notes (the "Notes")
Minimum Raise Amount: $10,000
Maximum Raise Amount: $4,300,000
Maturity Date: September 10, 2029
Discount: 5%
Interest Rate: 6.0% simple, computed on a 365-day year
Valuation Cap: $60,000,000

Conversion and Repayment:

a. **Conversion upon Qualified Financing.** In the event that the Company issues and sells shares of its equity securities ***("Equity Securities")*** to investors (the ***"Investors")*** while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 ($1 Million) (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a ***"Qualified Financing"),*** then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.95, and (ii) the quotient resulting from dividing $60,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of

equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the ***"Conversion Price")*** is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

b. **Change of Control.** In the event the Company consummates a Change of Control while this Note remains outstanding, the outstanding principal and any unpaid accrued interest shall, at the election of the **Holder,** either (i) be repaid in cash in full, or (ii) convert into the Company's equity securities at the applicable conversion price set forth in this Note. The determination made by the Holder shall be binding on all holders of Notes. For purposes of this Note, a "Change of Control" means (a) any consolidation or merger of the Company with or into another entity (other than one in which the Company's existing stockholders continue to hold a majority of the voting power), (b) any transaction or series of related transactions in which more than 50% of the Company's voting power is transferred, or (c) a sale or other disposition of all or substantially all of the Company's assets. For purposes of this Note, a ***"Change of Control"*** means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in

connection with payment procedures established in connection with such Change of Control.

c. **Procedure for Conversion.** In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

d. **Interest Accrual.** If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

Bonuses:

All bonuses are issued as additional Investor Units in Shark Wheel SPV, LLC, the SPV that holds the Convertible Note. Each bonus unit represents an additional $1.00 of Note principal. Investors receive one Time-Based bonus and one Amount-Based bonus (if eligible), plus the Loyalty Bonus (if eligible), and these are added together. Bonus units are issued at the closing in which the investment is accepted.

Time-Based Incentives:

Super Early Bird: Invest within the first 2 weeks of this Regulation Crowdfunding offering and receive 5% bonus Investor Units.
Early Bird Bonus: Invest during weeks 3–4 of this Regulation Crowdfunding offering and receive 3% bonus Investor Units.
Last Chance Bonus: Invest during weeks 5–6 of this Regulation Crowdfunding offering and receive 2% bonus Investor Units.

Amount-Based Incentives:

Tier 1: Invest $1,000–$4,999 and receive 1% bonus Investor Units.
Tier 2: Invest $5,000–$9,999 and receive 2% bonus Investor Units.
Tier 3: Invest $10,000–$24,999 and receive 3% bonus Investor Units.
Tier 4: Invest $25,000+ and receive 5% bonus Investor Units.

Loyalty Bonus:

Existing Investors receive 1% bonus Investor Units.

Example: An existing investor who invests $10,000 in week 1 receives 5% + 3% + 1% = 9% bonus Investor Units, for a total of 10,900 Investor Units.

**Investors can only receive one (1) amount-based incentive and (1) time-based incentive per investment.*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.*

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

****fractional shares will be rounded up

The minimum individual investment amount for this Offering is $250.00 (the “Minimum Individual Purchase Amount”). The Company must reach a target offering amount of $10,000 (the “Target Offering Amount”) by Fenruary 28, 2027 (the “Offering Deadline”). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Shark Wheel, Inc., the name of the SPV is Shark Wheel SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Shark Wheel SPV, LLC, and Shark Wheel SPV, LLC will, in turn, use your money to invest in Shark Wheel, Inc. Hence, Shark Wheel SPV, LLC will be reflected as one investor in Shark Wheel, Inc.

Shark Wheel, Inc. believes this structure will make it easier to raise additional capital in the future, because the Offering will leave the Company with a single noteholder rather than many and, if the Notes convert into equity, a single holder on its capitalization table.

Shark Wheel SPV, LLC will conduct no business other than to invest in Shark Wheel, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money, and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Shark Wheel SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Shark Wheel, Inc. is a corporation, you will be an owner of Shark Wheel SPV, LLC, which is a limited liability company treated as a partnership for federal income tax purposes. Hence, you will receive an IRS Schedule K-1 from Shark Wheel SPV, LLC for tax reporting purposes. Interest on the Notes accrues at 6.0% per year but is not paid in cash while the Notes are outstanding. Your share of that accrued interest will be reported to you as taxable income each year, even though you receive no cash distribution, and you should be prepared to pay any resulting tax from other sources. You should consult your own tax advisor.

All the information about "the Company" in this Form C refers to Shark Wheel, Inc., not to Shark Wheel SPV, LLC, unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Shark Wheel SPV, LLC, not in the Company directly. You will receive an interest in Shark Wheel SPV, LLC called "Investor Units," while Shark Wheel SPV, LLC will receive a Convertible Promissory Note issued by the Company (the "Note"). Each Investor Unit corresponds to $1.00 of principal of the Note, and you will receive one Investor Unit for each $1.00 you invest, plus any bonus Investor Units you earn under the bonus program described in this Form C.

If the Note converts into shares of the Company's stock, the number of Investor Units will automatically be adjusted to equal the number of shares Shark Wheel SPV, LLC receives, and your Investor Units will be adjusted in the same proportion. Your percentage interest in Shark Wheel SPV, LLC will not change as a result. If principal of the Note is repaid, Shark Wheel SPV, LLC will distribute the repayment to investors and redeem a corresponding number of Investor Units. Interest that accrues on the Note does not create additional Investor Units; it is realized when the Note converts or is repaid.

The governing documents of Shark Wheel SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Units to be issued to you, are intended to put you in the same economic position as if you had purchased the Notes directly from the Company.

Voting, Consents, and Investor Instructions

No proxy. You will not grant any proxy or power of attorney over how Shark Wheel SPV, LLC votes, consents, or otherwise acts with respect to the securities it holds. Neither the Company nor any of its officers will have discretion to vote or act on your behalf with respect to those securities.

When your instructions are required. The Notes do not carry voting rights while outstanding. However, the terms of the Notes require the consent of the holder for certain matters, including amendments to the Notes, waivers, extensions of the maturity date, and any prepayment. If the Notes convert into shares of the Company's stock, those shares may carry voting rights, and the Company may conduct tender offers, exchange offers, or similar transactions.

How instructions work. In each of these cases, Shark Wheel SPV, LLC will ask investors for instructions and will act only in accordance with the instructions it receives, as required by Rule

3a-9 under the Investment Company Act of 1940 and Section 5.1.4 of the Limited Liability Company Agreement (EXHIBIT G). Shark Wheel SPV, LLC will vote or act only on the portion of its holdings that corresponds to Investor Units for which it receives timely instructions, and in the proportions instructed. Investor Units for which no instruction is received will not be voted or counted, and your silence will not be treated as a vote for or against any matter. As a result, if investors do not respond, a matter requiring approval by a specified percentage of the Notes or of the Company's securities may not receive enough votes to pass.

Who asks for instructions. The Company, as Manager of Shark Wheel SPV, LLC, is responsible for soliciting and recording instructions. PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding does not act as manager, administrator, trustee, or fiduciary of Shark Wheel SPV, LLC.

Management of the SPV. Shark Wheel SPV, LLC is managed by Shark Wheel, Inc. as its Manager. The Manager handles day-to-day administration: maintaining records, delivering disclosures, making distributions, and preparing tax filings. The Manager's authority does not extend to voting or consenting with respect to the securities Shark Wheel SPV, LLC holds. Investor Units carry one hundred percent (100%) of the economic rights in Shark Wheel SPV, LLC. Investors do not participate in managing it, but investors holding a majority of the Investor Units may replace the Manager. The single Manager Unit held by the Company at formation is cancelled when the first Investor Units are issued, so Investor Units are the only class of interest outstanding.

Your right to assert claims. You may direct Shark Wheel SPV, LLC to assert, on your behalf, any right under state or federal law that you would have had if you had purchased the Notes directly from the Company.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The securities being offered are convertible notes (the "Notes"), which do not carry voting rights. Upon conversion into equity under the terms of the Notes, the Notes convert into "Equity Securities sold in the Qualified Financing," on the same terms and conditions as those securities, including any voting rights or limitations on voting rights those securities carry.

Investors do not purchase the Notes directly. Investors purchase Investor Units in Shark Wheel SPV, LLC, which will hold the Notes. The Investor Units carry the following limited voting rights:

Rights within the SPV. Investors do not participate in managing Shark Wheel SPV, LLC. However, investors holding a majority of the Investor Units may replace the Manager. Any amendment to the SPV's Limited Liability Company Agreement that would adversely affect investors requires the approval of investors holding a majority of the Investor Units. Certain amendments, including any change to the provisions governing investor instructions, require the consent of each affected investor.

Instructions on the Notes and converted securities. Shark Wheel SPV, LLC does not have discretion to vote, consent, or otherwise act on the securities it holds. While the Notes are outstanding, the Notes require the holder's consent for certain matters, including amendments, waivers, extensions of the maturity date, and any prepayment. If the Notes convert and the resulting securities carry voting rights, those securities may be voted on matters submitted to the Company's stockholders, and the Company may conduct tender offers, exchange offers, or similar transactions. In each of these cases, Shark Wheel SPV, LLC will seek instructions from investors and will act only in accordance with those instructions, in proportion to the Investor Units for which instructions are timely received. Investor Units for which no instruction is received will not be voted or counted. Investors do not grant any proxy to the Company or any other person.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	SAFEs	Voting Rights
Class A Common Stock	19,372,272	16,573,794	N/A	N/A	Yes
Class B Common Stock	627,728	627,728	N/A	N/A	No
Class C Preferred Stock	2,781,427	2,781,427	N/A	N/A	No

Options: The issuer has 387,834 options outstanding in the company.
Convertible Note: The issuer has raised $645,435 in a Convertible note in 2026 at a $60M valuation cap and 95% discount.

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The securities offered in this Offering differ from the Company's other classes of securities in three respects: the Notes are debt rather than equity; the equity securities into which the Notes convert may differ from the Company's existing classes; and investors hold Investor Units in Shark Wheel SPV, LLC rather than holding the Notes directly.

The Notes. The Notes are convertible promissory notes, a form of debt. The Company's existing securities, which consist of Class A Common Stock, Class B Common Stock, and Class C Preferred Stock, are equity. Unlike those securities, the Notes do not carry voting rights, are not entitled to dividends, and do not represent ownership of the Company while they remain outstanding. Instead, the Notes accrue simple interest at 6.0% per year and are payable or convertible in accordance with their terms. As debt, the Notes rank ahead of all classes of the Company's stock in right of payment. However, the Notes are unsecured and are subordinated to any senior indebtedness of the Company, as described in the Notes.

The securities into which the Notes convert. Upon a Qualified Financing, the Notes convert into the "Equity Securities sold in the Qualified Financing," on the same terms and conditions as those securities. Those securities have not yet been issued. They may be a new class or series of stock, and their rights, preferences, and privileges, including voting rights, liquidation preferences, dividend rights, and protective provisions, will be determined in connection with that financing. They may be senior to, equal with, or junior to the Company's existing Class A Common Stock, Class B Common Stock, and Class C Preferred Stock. Following conversion, holders of the converted securities will have the rights of that class as set forth in the Company's Certificate of Incorporation as then in effect, and those rights may be limited, diluted, or qualified by the rights of any class or series of stock that is senior to them.

Investor Units in Shark Wheel SPV, LLC. Investors do not hold the Notes directly. Investors hold Investor Units in Shark Wheel SPV, LLC, which holds the Notes. Investor Units differ from the Company's securities, and from holding the Notes directly, in the following respects:

(a) Nature of the interest. Investor Units are membership interests in a limited liability company, not securities of the Company. Shark Wheel SPV, LLC is the holder of record of the Notes and of any securities issued upon their conversion.

(b) Economic rights. Each Investor Unit corresponds to $1.00 of principal of the Notes. Investor Units carry one hundred percent (100%) of the economic rights in Shark Wheel SPV, LLC, and all payments received by Shark Wheel SPV, LLC on the Notes are distributed to investors without deduction.

(c) Adjustment of units. If the Notes convert, the number of Investor Units will automatically be adjusted to equal the number of securities Shark Wheel SPV, LLC receives. If principal is repaid, a corresponding number of Investor Units will be redeemed. Investors may also receive bonus Investor Units under the bonus program described in this Form C.

(d) Voting. Investors do not vote directly on matters of the Company. Shark Wheel SPV, LLC will seek instructions from investors on any consent, waiver, amendment, or vote relating to the Notes or the converted securities, and will act only in accordance with the instructions it receives. Investor Units for which no instruction is received will not be voted. Within Shark Wheel SPV, LLC, investors holding a majority of the Investor Units may replace the Manager and must approve any amendment to the SPV's Limited Liability Company Agreement that would adversely affect investors.

(e) Assertion of rights. Investors may direct Shark Wheel SPV, LLC to assert, on their behalf, any right under state or federal law that they would have had if they had purchased the Notes directly from the Company.

(f) Tax treatment. Shark Wheel SPV, LLC is treated as a partnership for federal income tax purposes, and investors will receive a Schedule K-1. Accrued interest on the Notes will be allocated to investors as taxable income each year, even though no cash is distributed.

(g) Transfer. Investor Units are subject to the one-year restriction on transfer under 17 C.F.R. § 227.501 and to the transfer restrictions in the SPV's Limited Liability Company Agreement. Investor Units cannot be redeemed at the investor's election.

The terms of the Investor Units are set forth in the Certificate of Formation and Limited Liability Company Agreement of Shark Wheel SPV, LLC (EXHIBIT E and EXHIBIT G).

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer’s discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value – The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value – This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material terms of any indebtedness of the issuer:

Creditor / Lender	**Amount Outstanding**	**Interest Rate**	**Maturity / Due Date**
Robbin R. Dawson / Plains Land Bank	$960,911	N/A	Current — due within one year / during 2026
Settle Invoice / A/P Financing	$224,920	N/A	Revolving line of credit; no specific maturity date
Insurance Financing	$47,072	N/A	Renews annually; current insurance financing expires/renews in November
Wefunder Investors / Convertible Notes	$380,476	N/A	Convertible into equity; stated to accrue interest prior to conversion, with conversion expected in 2028
Other Convertible Promissory Note Holders	$70,000	8% simple interest	Principal + accrued interest due upon request of majority holders on or after **November 24, 2028**

Credit Card Issuers	$32,284	N/A	No stated maturity
Total Debt	**$1,715,663**		

24. What other exempt offerings has the Company conducted within the past three years?

Type of security sold: Convertible Note
Amount Sold to Date: $645,435
Number of Securities Sold: N/A
Use of proceeds: Operations, Inventory, R&D
Date: 4/30/2026
Offering exemption relied upon: Reg CF

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

The Company conducts transactions among Shark Wheel, Inc. and its consolidated subsidiaries in the ordinary course of operations, including advances, allocations, payments on behalf of affiliates, shared expenses, inventory support, financing support, and administrative services. Management-adjusted SWI and SWS reciprocal balances were approximately $2,504,370 on each side at December 31, 2025. All significant intercompany receivable and payable balances and intercompany transactions have been eliminated in consolidation.

Management evaluated subsidiary investor balances and concluded that ASK LLC and Innoventure LLC balances represent outside equity interests in Shark Wheel Agriculture LLC, as disclosed in Note 11. Management has represented that all known related-party transactions, related-party balances, guarantees, commitments, and side agreements have been disclosed to the auditors and considered in the consolidated financial statements.

Management represented that Robbin Dawson is a minor investor and significant lender but does not control, direct, or significantly influence the Company's operating or financial decisions. Accordingly, Dawson is not presented as a related party. Management also represented that Qirui Sports (Hangzhou) Co., Ltd. is a third-party vendor and not a related party. The Company may

receive support from investors, officers, shareholders, and other parties in the form of financing, advances, guarantees, or other arrangements. Such arrangements are accounted for based on their legal form and economic substance and are disclosed when material.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

For the year ended December 31, 2025, Shark Wheel, Inc. generated $1.72 million in net revenue, compared with $3.80 million in 2024, representing a decrease of approximately 54.8%. Product revenue declined from $4.15 million in 2024 to $1.68 million in 2025, partially offset by $68,091 of shipping income in 2025. The Company’s cost of goods sold also declined, from $3.34 million in 2024 to $1.35 million in 2025. As a result, gross profit decreased from $466,289 in 2024 to $365,005 in 2025, although the Company’s gross margin improved from approximately 12.3% to 21.2%. The improvement in gross margin indicates that, while overall sales volume declined materially during 2025, the Company generated a greater gross profit percentage on the revenue it did generate.

Operating expenses also decreased during 2025. The Company reported total operating expenses of $1.61 million in 2025 compared with $1.80 million in 2024, a reduction of approximately $193,000. The 2025 operating expenses included $1.36 million of selling, general and administrative expenses, $166,098 of revenue clearing and platform settlement expenses, and an $88,081 allowance for a disputed litigation receivable. Despite the reduction in operating expenses, the lower revenue and gross profit resulted in an operating loss of $1.25 million in 2025, compared with an operating loss of $1.34 million in 2024. After accounting for other income and expenses, including $141,748 of interest and financing costs in 2025, the Company reported a net loss of $1.37 million in 2025 compared with a net loss of $1.29 million in 2024. The Company's balance sheet changed materially during the year. Total assets decreased from $2.31 million at December 31, 2024 to $1.82 million at December 31, 2025. Cash and cash equivalents increased from $198,326 to $546,580, while inventory declined substantially from $1.69 million to $897,839. The reduction in inventory reflects inventory usage, sales activity, inventory reconciliation adjustments, and reduced agriculture inventory balances during 2025. The Company also reported $38,612 of net accounts receivable at year-end 2025 compared with $63,456 in 2024.

The Company's liabilities and equity position remained a significant financial consideration at December 31, 2025. Total liabilities increased from $2.28 million in 2024 to $3.11 million in 2025, while total equity declined from $29,426 to a deficit of approximately $1.29 million. The Company reported current assets of approximately $1.51 million against current liabilities of approximately $3.04 million, resulting in a working capital deficit of approximately $1.53 million. The audited financial statements state that these conditions, together with the Company's

recurring losses, accumulated deficit, debt and financing obligations, accounts payable, and ongoing liquidity requirements, raise substantial doubt about the Company's ability to continue as a going concern. Management has indicated that it intends to address its liquidity requirements through continued sales growth, cost controls, working-capital financing, additional debt or equity financing, investor support, and expansion of its agriculture, electric, skate, industrial, and other product channels.

**For additional information regarding the issuer's financials, please review Exhibit A.*

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading**

Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:

1. **Association with an entity regulated by such commission, authority, agency or officer?**
2. **Engaging in business of securities, insurance, or banking?**
3. **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to**

constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Shark Wheel, Inc.answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

Shark Wheel SPV, LLC Subscription Agreement: See Exhibit C

Subscription Agreement Between Shark Wheel SPV, LLC and Shark Wheel, Inc.: See Exhibit D

Shark Wheel SPV, LLC Certificate of Formation: See Exhibit E

Shark Wheel, Inc. Articles of Incorporation: See Exhibit F

Shark Wheel SPV, LLC Limited Liability Agreement: See Exhibit G

Shark Wheel Inc. Bylaws: See Exhibit H

Exhibit A

Audited Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Shark Wheel SPV, LLC Subscription Agreement (See attachment to Form C)

Exhibit D

Convertible Promissory Note (See attachment to Form C)

Exhibit E

Shark Wheel SPV, LLC Certificate of Formation (See attachment to Form C)

Exhibit F

Shark Wheel, Inc. Articles of Incorporation (See attachment to Form C)

Exhibit G

Shark Wheel SPV, LLC Operating Agreement (See attachment to Form C)

Exhibit H

Shark Wheel, Inc. Bylaws (See attachment to Form C)